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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 Amendment No.1


                    Under the Securities Exchange Act of 1934


                      SANTA BARBARA RESTAURANT GROUP, INC.
                              ---------------------
                                (Name of Issuer)


                                  Common Stock
                                  ------------
                         (Title of Class of Securities)


                                  801378-10-0
                                 (CUSIP Number)


                      Santa Barbara Restaurant Group, Inc.
                          3916 State Street, Suite 300
                             Santa Barbara, CA 93105
                                 (805) 563-1566


                                October 13, 1998

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 3d-1(b) (3) or (4), check the following [ ].

Check the following box if a fee is being paid with the statement [ ].


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CUSIP NO.: 801378-10-0

(1)      NAME OF REPORTING PERSON:

         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

         William P. Foley, II
         ###-##-####

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a) [ ]           (b) [ ]

(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS: PF

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 3(d) or 3(e)     [ ]

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         (7)      SOLE VOTING POWER:         1,150,000 as of October 22, 1998

         (8)      SHARED VOTING POWER:       0

         (9)      SOLE DISPOSITIVE POWER:    1,150,000 as of October 22, 1998

         (10)     SHARED DISPOSITIVE POWER:  0

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         1,000,000 shares + 150,000 shares in exercisable stock options

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES:    [ ]

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 8.9% (inclusive of exercisable stock options as of October 22, 1998)

(14)     TYPE OF REPORTING PERSON:    PN


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Item 1

        (a)    Title of Class of Securities:

                     Common Stock          $.08 Par Value

        (b) Name of Issuer:

                     Santa Barbara Restaurant Group, Inc.

        (c)    Address of Issuer's Principal Executive Offices:

                     3916 State Street, Suite 300
                     Santa Barbara, CA 93105

Item 2

        (a)    Identity and Background of Reporting Person:

                     William P. Foley, II

        (b)    Business Address:

                     3916 State Street, Suite 300
                     Santa Barbara, CA 93105

        (c)    Principal Occupation and Business Address:

                     Chairman of the Board, Director
                     Santa Barbara Restaurant Group, Inc.
                     3916 State Street, Suite 300
                     Santa Barbara, California 93105

                     Chairman of the Board, Chief Executive Officer and Director CKE Restaurants, Inc.
                     1200 North Harbor Boulevard
                     Anaheim, California 92803

                     Chairman of the Board, Chief Executive Officer and Director Fidelity National Financial, Inc.
                     3916 State Street, Suite 300
                     Santa Barbara, CA 93105

        (d) Reporting Person has never been convicted in any criminal proceeding, excluding traffic violations.

        (e) Reporting Person has never been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction wherein such a proceeding resulted in or was subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3 - Source and Amount of Funds or Other Consideration:

        The transaction which subjected Reporting Person to this filing requirement occurred on October 13, 1998, wherein Reporting Person's ownership interest in Issuer was increased by more than 1% from the October 7, 1998 ownership position in the issued and outstanding common stock of Issuer, including exercisable options, as a result of the purchase by Reporting Person of 138,796 additional shares of common stock of the Issuer on the open market between October 7, 1998 and October 13, 1998. The purchase price for said 138,796 shares was $592,704 and was paid in cash. Subsequently, Reporting Person purchased 29,229 additional shares for $113,388.81 paid in cash during the period October 15, 1998 through October 20, 1998.


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Item 4 - Purpose of Transaction:

         Reporting Person purchased such shares of Issuer's stock referred to above for the purpose of investment.

Item 5 - Interest in Securities of Issuer:

         (a)   Amount Beneficially Owned:

                      1,000,000 shares plus 150,000 shares in exercisable stock options as of October 22, 1998.

               Percent of Class:

                      Approximately 8.9% (includes exercisable stock options) as of October 22, 1998.

         (b)   Number of Shares as to which such person has:

               (i)    Sole Power to vote or to direct the vote:

                      1,000,000

               (ii)   Shared Power to vote or to direct the vote:

                      NONE.

               (iii)  Sole power to dispose or to direct the disposition:

                      1,000,000

               (iv)   Shared power to dispose or to direct the disposition of:

                      NONE.

         (c)   None.

         (d)   NOT APPLICABLE.

         (e)   NOT APPLICABLE.

Item 6 - Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer:

         None.

Item 7 - Material filed as Exhibits in support of transaction prompting filing:

         None.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 23, 1998


/s/ WILLIAM P. FOLEY, II
--------------------------
William P. Foley, II




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